CHEN-DRAKE LAW

8491 Sunset Blvd., Suite 368

W. Hollywood, CA 90069

(310) 358-0104 (t); 888-896-7763 (f)

December 14, 2021

VIA E-MAIL

Division of Corporation Finance

Office of Trade & Services

United States Securities and Exchange Commission

Washington, D.C. 20549

Attention:	James Giugliano
Theresa Brillant
Taylor Beech
Mara Ransom

Re:	Bonanza Goldfields Corp.
Registration Statement on Form 10-12G
Filed on October 26, 2021
File No. 000-53612

Ladies and Gentlemen:

On behalf of Bonanza Goldfields Corp. (the “Company” or “BONZ”), we are hereby responding to the comment letter dated November 23, 2021 (the “Staff Letter”), from the staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “Staff”). For ease of review, we have set forth each of the Staff’s comments in accordance with the numbering presented in the Staff Letter to the Company, and the Company’s responses thereto.

Registration Statement on Form 10-12G filed October 26, 2021

Special Cautionary Notice Regarding Forward-Looking Statements, page ii

1. Please create a new section titled “Introductory Comment” after your table of contents and before this section to highlight certain disclosure regarding your operations in Hong Kong.

Response: We have inserted a new section entitled “Introductory Comment” immediately after the table of contents.

2. Please disclose prominently in the Introductory Comment section that you are not a Hong Kong operating company but a Nevada holding company with operations conducted by your subsidiaries based in Hong Kong and that this structure involves unique risks to investors. Please disclose that investors may never directly hold equity interests in the Hong Kong operating company. Your disclosure should make clear whether these risks would likely result in a material change in your operations and/or value of your securities, including that it could cause the value of such securities to significantly decline or become worthless. Provide a cross-reference to your detailed discussion of risks facing the company as a result of this structure.

Response: We have made the requested disclosure in the new section entitled “Introductory Comment” on page ii.

James Giugliano
Theresa Brillant
Taylor Beech
Mara Ransom
Division of Corporation Finance

Office of Trade & Services

December 14, 2021

3. Provide prominent disclosure in the Introductory Comment section about the legal and operational risks associated with being based in or having the majority of the company’s operations in Hong Kong and thereby subject to political and economic influence from China. Your disclosure should make clear whether these risks could result in a material change in your operations and/or the value of your securities or could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. Your disclosure should address how recent statements and regulatory actions by China’s government, such as those related to data security or anti-monopoly concerns and China’s extension of authority into Hong Kong, has or may impact the company’s ability to conduct its business, accept foreign investments, or list on an U.S. or other foreign exchange.

Response: We have made the requested disclosure in the new section entitled “Introductory Comment” on page ii.

4. Clearly disclose in the Introductory Comment section how you will refer to the holding company and your subsidiaries when providing the disclosure throughout the document so that it is clear to investors which entity the disclosure is referencing and which subsidiaries or entities are conducting the business operations. Disclose clearly the entity (including the domicile) in which investors will have their interest.

Response: We have made the requested disclosure in the new section entitled “Introductory Comment” on pages i and iii.

5. Please include a risk factor summary in the Introductory Comment section. In that summary, please disclose the risks that your corporate structure and being based in or having the majority of the company’s operations in Hong Kong poses to investors. In particular, describe the significant regulatory, liquidity, and enforcement risks in light of China’s extension of authority into Hong Kong with cross-references to the more detailed discussion of these risks in this filing. For example, specifically discuss risks arising from the legal system in China, including risks and uncertainties regarding the enforcement of China’s laws in Hong Kong and that rules and regulations in China can change quickly with little advance notice; and the risk that the Chinese government may intervene or influence your operations in Hong Kong at any time, or may exert more control over offerings conducted overseas and/or foreign investment in Hong Kong-based issuers, which could result in a material change in your operations and/or the value of your securities. Acknowledge any risks that any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in Hong-Kong-based issuers could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

Response: We have included the requested risk factor summary in the new section entitled “Introductory Comment” on pages ii and iii.

James Giugliano
Theresa Brillant
Taylor Beech
Mara Ransom
Division of Corporation Finance

Office of Trade & Services

December 14, 2021

6. In the Introductory Comment section, disclose each permission that you or your subsidiaries are required to obtain from Chinese authorities to operate or issue future securities to foreign investors. With respect to approvals to offer securities to foreign investors, disclose whether you have received such approvals and the consequences to you and your investors if you do not receive or maintain the approvals, inadvertently conclude that such approvals are not required, or applicable laws, regulations, or interpretations change and you are required to obtain approval in the future. State whether you or your subsidiaries are covered by permissions requirements from the CSRC, CAC or any other entity that is required to approve of your operations, and state affirmatively whether you have received all requisite permissions and whether any permissions have been denied.

Response: We have made the requested disclosure in the new section entitled “Introductory Comment” on page ii.

7. Provide a clear description of how cash is transferred through your organization in the Introductory Comment section. Quantify any cash flows and transfers of other assets by type that have occurred between the holding company, its subsidiaries, and direction of transfer. Quantify any dividends or distributions that a subsidiary has made to the holding company and which entity made such transfer, and their tax consequences. Similarly quantify dividends or distributions made to U.S. investors, the source, and their tax consequences. Describe any restrictions on foreign exchange and your ability to transfer cash between entities, across borders, and to U.S. investors. Describe any restrictions and limitations on your ability to distribute earnings from your businesses, including subsidiaries, to the parent company and U.S. investors.

Response: We have made the requested disclosure in the new section entitled “Introductory Comment” on page iv.

Business

Overview, page 1

8. In this section, please disclose your multi-class capital structure, discuss the disparate voting rights of your common stock and Series A, Series B, and Series C preferred stock. Please also disclose the percent of the voting power controlled by your insiders and whether you intend to take advantage of the controlled company exemptions.

Response: We have amended the section entitled “Overview” of Item 1: Business on page 2 to incorporate the foregoing disclosure.

9. Here, and elsewhere, you disclose that you acquired Marvion on October 18, 2021, yet the Share Exchange Agreement and Confirmation filed as Exhibits 10.1 and 10.2 to the registration statement provide that the acquisition will close on December 31, 2021. Please revise your disclosure to clarify that the acquisition has not yet closed.

Response: The Marvion acquisition closed on October 18, 2021, prior to the outside date permitted in the Share Exchange Agreement and Confirmation. The financial statements included with the registration statement include the financial results of Marvion.

James Giugliano
Theresa Brillant
Taylor Beech
Mara Ransom
Division of Corporation Finance

Office of Trade & Services

December 14, 2021

10. Please provide more detailed disclosure regarding each of your service offerings in both your strategic business and management advisory segment and your NFT solutions segment. Please also clarify whether you have generated revenue in each segment.

Response: We have amended the section entitled “Overview” of Item 1: Business on page 1 to incorporate the foregoing disclosure.

Sales and Marketing, page 4

11. Please provide more detail explaining how your business will involve Hybrid NFTs and clarify whether you intend to create and sell - or mint - your own Hybrid NFTs or if you intend to offer Hybrid NFT solutions to third parties or both, as your disclosure seems to suggest. If you intend to mint such token, please provide a complete description of the Hybrid NFTs you have developed or are developing. In doing so, provide a legal analysis explaining whether the Hybrid NFTs you have developed or are developing are securities, as defined in Section 2(a)(1) of the Securities Act. Revise to provide risk factor disclosure around this aspect of your business.

Response: We have amended the section entitled “Overview” of Item 1: Business on page 5 to incorporate the foregoing disclosure. We have included a new risk factor on page 16 entitled “We intend to mint our own hybrid NFT’s under the assumption that our h-NFT’s are not investment contracts and therefore not a security as described by the Supreme Court in SEC v. W.J. Howey Co., 328 U.S. 293 (1946).”

12. We note your disclosure that you intend to eventually launch on your website a portal that allows users to "consume these rights and IP ownership in the NFT." Clarify what you mean by this statement. You go on to state that you intend to "launch" your first series of Hybrid NFTs, however, press releases suggest that Marvion has already begun to offer Hybrid NFTs in connection with the release of an upcoming film, "Lockdown." Please advise.

Response: Our Hybrid NFT is a hybrid of the movie/music asset as well as two other intangible assets – the intangible asset in the real world (intellectual property, licenses and contractual rights) plus the intangible token in the virtual world. Specifically, our Hybrid NFTs will (depending on the circumstances) will contain several files and documents including the following:

•	A copy of the agreement for the purchase of the master license;
•	Evidence or warranty of ownership of the relevant intellectual property contained in the agreement above;
•	The sub-license agreement detailing the rights of the h-NFT holder; and
•	The media file of the movie or music and the access to such movie or music.

All of the above files and documents will be uploaded onto the blockchain to enable both the buyer and seller to authenticate the genuineness of the movie or music purchased. Owners of our h-NFT’s are granted the right to view, use or “consume” the underlying movie, music file or attendance ticket.

By December, 2021, Marvion Private Limited will issue five limited edition experience Hybrid NFT for the film Lockdown as an initial market assessment. Each h-NFT contained a VIP ticket to attend the Hong Kong and or UK premieres of the film as well as files authenticating the ownership of such VIP ticket. We have not yet launched a full NFT project launch where the hybrid NFT will contain the license for private viewing of a movie or music file.

We have amended the section entitled “Overview” of Item 1: Business on page 5 to incorporate the foregoing disclosures.

James Giugliano
Theresa Brillant
Taylor Beech
Mara Ransom
Division of Corporation Finance

Office of Trade & Services

December 14, 2021

Government and Industry Regulations, page 6

13. You state on page 6 that you intend to conduct your NFT operations from Singapore. Revise to clarify whether you intend to offer or sell any token or other digital asset in the United States or to U.S. persons. To the extent you have not or will not offer and sell digital assets in the United States or to U.S. persons, please tell us the steps you have taken or intend to take to prevent offers and sales of digital assets in the United States or to U.S. persons. In this regard, we note your intent to use social media to announce the launch of your Hybrid NFTs.

Response: We have amended the section entitled “Howey Analysis” on page 6 to reflect that we intend to sell our NFT’s/h-NFT’s worldwide and do not intend to prohibit U.S. persons from purchasing our NFT’s/h-NFT’s.

Risk Factors, page 12

14. Please include risk factor disclosure discussing the potential dilutive impact of future conversions of your Series A, Series B and Series C preferred stock into common stock. Please also include risk factor disclosure regarding your controlled company status, if applicable.

Response: We have included an additional risk factor on page 28 entitled “You may experience substantial dilution of your investment in our securities as a result of the potential conversion of certain outstanding preferred stock into shares of our common stock.”

15. Given the Chinese government’s significant political and economic influence related to Hong Kong, please revise to separately highlight the risk that the Chinese government may intervene or influence your operations at any time, which could result in a material change in your operations and/or the value of your securities. Also, given recent statements by the Chinese government indicating an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in Hong Kong-based issuers, acknowledge the risk that any such action could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

Response: We have included an additional risk factor on page 19 entitled “The Chinese government exerts substantial influence over the manner in which we must conduct our business activities. We are currently not required to obtain approval from Chinese authorities to list on U.S exchanges. However, to the extent that the Chinese government exerts more control over offerings conducted overseas and/or foreign investment in China-based issuers over time and if our PRC subsidiaries or the holding company were required to obtain approval in the future and were denied permission from Chinese authorities to list on U.S. exchanges, we will not be able to continue listing on U.S. exchange and the value of our common stock may significantly decline or become worthless, which would materially affect the interest of the investors.”

James Giugliano
Theresa Brillant
Taylor Beech
Mara Ransom
Division of Corporation Finance

Office of Trade & Services

December 14, 2021

16. We note from the audit opinion and your risk factor on page 15 that you have a Malaysia- based auditor that is registered with the PCAOB. Please disclose whether your auditor is currently subject to PCAOB inspection. Please also disclose any material risks to the company and investors if it is later determined that the PCAOB is unable to inspect or investigate completely your auditor because of a position taken by an authority in a foreign jurisdiction. For example, disclose the risk that lack of inspection could cause trading in your securities to be prohibited under the Holding Foreign Companies Accountable Act and as a result an exchange may determine to delist your securities.

Response: We have amended the risk factor on page 20 entitled “The Holding Foreign Companies Accountable Act requires the Public Company Accounting Oversight Board (PCAOB) to be permitted to inspect the issuer's public accounting firm within three years. There are uncertainties under the PRC Securities Law relating to the procedures and requisite timing for the U.S. securities regulatory agencies to conduct investigations and collect evidence within the territory of the PRC. If the U.S. securities regulatory agencies are unable to conduct such investigations, they may suspend or de-register our registration with the SEC and delist our securities from applicable trading market within the US.”

17. Please expand your risk factor disclosure to discuss that the United States Senate passed the Accelerating Holding Foreign Companies Accountable Act, which, if enacted, would decrease the number of non-inspection years from three years to two, thus reducing the time period before your securities may be prohibited from trading or delisted. We note your revised disclosure in response to comment 2. Please further revise the disclosure to make clear whether the legal and operational risks associated with being based in or having the majority of the company's operations in Hong Kong could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. In addition, please specifically address how recent statements and regulatory actions by China's government has or may impact the company's ability to conduct its business, accept foreign investments, or list on a U.S. or other foreign exchange.

Response: We have amended the risk factor on page 20 entitled “The Holding Foreign Companies Accountable Act requires the Public Company Accounting Oversight Board (PCAOB) to be permitted to inspect the issuer's public accounting firm within three years. There are uncertainties under the PRC Securities Law relating to the procedures and requisite timing for the U.S. securities regulatory agencies to conduct investigations and collect evidence within the territory of the PRC. If the U.S. securities regulatory agencies are unable to conduct such investigations, they may suspend or de-register our registration with the SEC and delist our securities from applicable trading market within the US.”

Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, page 25

18. For both the three and nine month periods ended September 30, 2021, please expand your disclosure to address the nature of your revenues, including the general terms of your contracts with customers and greater specificity about the services provided. Please also explain whether all of the revenue relates to the Typerwise business.

Response: We have amended the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations: Results of Operations” on page 30 to incorporate the foregoing disclosure.

James Giugliano
Theresa Brillant
Taylor Beech
Mara Ransom
Division of Corporation Finance

Office of Trade & Services

December 14, 2021

19. We note the only operating expense you incurred in the nine months ended September 30, 2021 was general and administrative expenses. Please tell us why your revenues have no associated costs of revenues.

Response: We have revised and allocated the direct cost from general and administrative expenses for the three and nine months ended September 30, 2021.

Liquidity and Capital Resources, page 26

20. We note your disclosure that you believe that your current cash and other sources of liquidity, including funds provided by your stockholders, are adequate to fund your operations for at least the next 12 months; however, on page F-12 and F-27, you state that the continuation of the Company as a going concern through September 30, 2022 is dependent upon the continued financial support from your stockholders and that this raises substantial doubt about your ability to continue as a going concern. Please revise your disclosure, here and elsewhere, for consistency and note that there is substantial doubt regarding your ability to continue as a going concern. Also provide related risk factor disclosure.

Response: We have amended the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations: Results of Operations” on page 30 to incorporate the foregoing disclosure.

We have also included on page 16 an additional risk factor entitled “We are a development stage company that is dependent upon the financial support of our stockholders to finance our operations.”

Security Ownership of Certain Beneficial Owners and Management, page 35

21. Please revise the table to include your Series A, Series B and Series C preferred stock. Refer to Item 403 of Regulation S-K.

Response: We have amended the table on page 42 to incorporate the foregoing disclosure.

Certain Relationships and Related Transactions, and Director Independence, page 41

22. Please include disclosure covering the last three fiscal years. Please refer to Instruction 1 to Item 404 of Regulation S-K, particularly the three-year requirement for registration statements.

Response: We have amended the disclosure on page 48 to reflect that the Company had no other significant or material related party transactions during the years ended December 31, 2020 and 2019.

James Giugliano
Theresa Brillant
Taylor Beech
Mara Ransom
Division of Corporation Finance

Office of Trade & Services

December 14, 2021

Description of Registrant's Securities to be Registered, page 43

23. We note that the Certificate of Designation for your Series A preferred stock was amended in December 2017 to provide each share of Series A with 200 votes per share, yet your disclosure provides that each share of Series A only has 100 votes per share. Please revise for consistency. Please also clarify what actions the Series B and Series C preferred stock are permitted to vote on and how many votes each share is entitled to.

Response: We have amended the section entitled “Description of Registrant’s Securities to be Registered” on page 51 to incorporate the foregoing disclosure.

Note 2 - Summary of Significant Accounting Policies

Revenue Recognition, page F-7

24. Please expand your disclosure to address how you generate revenues (nature of services provided and the material terms of the contracts with your customers) and how the criteria of ASC 606 was applied. Refer to FASB ASC 606-10-50-12 through 50-20. Please also tell us how you considered the disaggregation guidance in ASC 606-10-50-5 and why you have concluded no disclosure is necessary.

Response: We have amended the disclosure on page F-7 in Note 2 of the financial statements in the section entitled “Summary of Significant Accounting Policies” to incorporate the foregoing disclosure.

Report of Independent Registered Public Accounting Firm, page F-17

25. Note 3 of the notes to the financial statements discloses a going concern; however, the audit report of J&S Associate does not include a going concern paragraph. Please have your auditors explain to us their consideration of PCAOB Auditing Standards 2415 regarding their conclusion about the company's ability to continue as a going concern.

Response: The Report of Independent Registered Public Accounting Firm has been amended to include a going concern paragraph.

General

26. Please update your website to reflect the fact that your business no longer consists of mining operations.

Response: We have updated our website to reflect the fact that our business no longer consists of mining operations.

Please do not hesitate to contact me by telephone at (310) 358-0104, or by fax at (888) 896-7763 with any questions or comments regarding this correspondence.

Very truly yours, /s/ Jenny Chen-Drake Jenny Chen-Drake of CHEN-DRAKE LAW